Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222231

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 12 DATED FEBRUARY 12, 2021

TO THE PROSPECTUS DATED APRIL 17, 2020

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated April 17, 2020 (the “Prospectus”), Supplement No. 1, dated April 17, 2020, Supplement No. 2, dated April 24, 2020, Supplement No. 3, dated May 15, 2020, Supplement No. 4, dated June 16, 2020, Supplement No. 5, dated July 15, 2020, Supplement No. 6, dated August 17, 2020, Supplement No. 7, dated September 15, 2020, Supplement No. 8, dated October 15, 2020, Supplement No. 9, dated November 16, 2020, Supplement No. 10, dated December 14, 2020, and Supplement No. 11, dated January 15, 2021. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose our acquisition of a medical office property;

•	to provide updates to our operations;

•	to disclose the transaction price for each class of our common stock as of March 1, 2021;

•	to disclose the calculation of our January 31, 2021 net asset value (“NAV”) per share for each class of our common stock;

•	to update the “Risk Factors” section of the Prospectus;

•	to update the “Prospectus Summary” section of the Prospectus;

•	to update the “How to Subscribe” section of the Prospectus;

•	to update the disclosure included in Supplement No. 1, dated April 17, 2020, under the heading “Funds from Operations and Adjusted Funds from Operations”;

•	to provide an update on our initial public offering; and

•	to update the “Experts” section of the Prospectus.

Medical Office Property Acquisition

On January 22, 2021, we completed the acquisition of the property known as 2945 Wilderness Place, a medical office building located in the Denver-Boulder submarket, from an unaffiliated third party for a total cost of $12.9 million, including purchase price adjustments and transaction costs. The property is a 30,887 square foot life science building located in Boulder, Colorado. At the time of acquisition, 2945 Wilderness place was 100% leased to a single tenant on a long-term triple net lease with an average remaining lease term of over five years. The acquisition is the fourth medical office property in our portfolio.

Operations Updates

Our U.S. portfolio is 98% leased as of January 31, 2021, and the portfolio has demonstrated its overall rent durability during the COVID-19 pandemic. In January 2021, we collected 98% of rent in our U.S. portfolio, excluding our two most recent acquisitions. Rent collection in January 2021 was led by medical office (100% collected) and office (100% collected), followed by industrial (98% collected), grocery anchored retail (96% collected), and multifamily (95% collected). We have granted rent deferment on a case-by-case basis to primarily small business tenants to assist them through this challenging time in order for us to emerge after this pandemic with well-occupied properties. As of January 31, 2021, we have granted $0.3 million of rental deferral requests. We anticipate this deferred rent will be paid back in 2021 and 2022, over the term of each lease, or added to the end of the lease term.

VGN-NREIT-0221P

While virtually no property sector or portfolio is immune from the negative effects of this pandemic-driven recession, we believe certain sectors and strategies are better positioned in these uncertain times and will gain as the economy recovers. We continue to believe we are well positioned due to our (i) low leverage (27.7%), (ii) long-term leases and high occupancy, (iii) very limited lease expirations over the next two years, (iv) no CMBS exposure, and (v) no material exposure to hospitality, gaming, leisure, student or senior housing, which are anticipated to be some of the most negatively affected sectors in the near term.

We measure our leverage using the fair market value of our gross real estate assets, including equity in our securities portfolio. Our leverage includes property-level and entity-level debt, but excludes debt on our securities portfolio. Our leverage ratio calculation also factors in the leverage ratios of other funds in which we may invest, including the International Affiliated Funds. Indebtedness incurred (i) in connection with funding a deposit in advance of the closing of an investment or (ii) as other working capital advances, are not included as part of the calculation.

March 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2021 (and repurchases as of February 28, 2021) is as follows:

Transaction Price (per share)
Class T	$10.64
Class S	$10.61
Class D	$10.72
Class I	$10.74

The transaction price for each of our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of January 31, 2021. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

January 31, 2021 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. As of January 31, 2021, our properties have been appraised in accordance with our valuation guidelines and such appraisals were reviewed by our independent valuation advisor.

The following table provides a breakdown of the major components of our NAV as of January 31, 2021 ($ and shares in thousands):

Components of NAV	January 31, 2021
Investment in real property	$548,070
Investment in international affiliated funds	50,541
Investment in real estate-related assets	39,963
Restricted cash	8,984
Cash and cash equivalents	7,061
Other assets	2,921
Debt obligations	(182,127)
Other liabilities	(8,715)
Subscriptions received in advance	(8,984)
Stockholder servicing fees payable the following month(1)	(52)

Net Asset Value	$457,662
Net asset value attributable to Series A preferred stock	251

NAV attributable to common stockholders	$457,411

Number of outstanding shares of common stock	42,236

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of January 31, 2021, we have accrued under GAAP approximately $4.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of January 31, 2021 ($ and shares in thousands, except per share data):

NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class N Shares	Total
Net asset value	$35,329	$32,188	$15,623	$50,410	$323,861	$457,411
Number of outstanding shares	3,321	3,033	1,458	4,693	29,731	42,236

NAV per share as of January 31, 2021	$10.64	$10.61	$10.72	$10.74	$10.89

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the January 31, 2021 valuations, based on property types. Once we own more than one retail property, we will include the key assumptions for such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	6.55%	5.83%
Multifamily	6.89	5.41
Office	7.04	6.41
Other	7.50	6.53

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values	Office Investment Values	Other Investment Values
Discount Rate	0.25% decrease	+2.00%	+1.90%	+1.90%	+2.20%
(weighted average)	0.25% increase	(2.00)%	(2.00)%	(1.90)%	(2.20)%
Exit Capitalization Rate	0.25% decrease	+2.90%	+2.90%	+2.50%	+2.40%
(weighted average)	0.25% increase	(2.60)%	(2.80)%	(2.40)%	(2.10)%

Risk Factors

The following risk factor is added to the “Risk Factors—Risks Related to This Offering and Our Organizational Structure” section of the Prospectus.

As a consequence of recognizing depreciation and amortization in connection with the properties we own, we have a history of operating losses and cannot assure you that we will achieve profitability.

As a consequence of recognizing depreciation and amortization in connection with the properties we own, we have experienced net losses (calculated in accordance with GAAP) for the years ended December 31, 2018 and 2017 and for the nine months ended September 30, 2020. We experienced net income for the year ended December 31, 2019. As of September 30, 2020, we had an accumulated deficit of $2.9 million. We cannot assure you that we will achieve profitability in the future.

The risk factor under the heading “Assets may face financial risks associated with the physical and impacts of climate change and the transition to a low-carbon” is removed from the Prospectus.

Prospectus Summary

The following replaces the disclosure in response to the question “How is an investment in shares of your common stock different from listed REITs?” in the “Prospectus Summary—Structure and Investor Suitability” section of the Prospectus.

A:	An investment in shares of our common stock generally differs from an investment in listed REITs in a number of ways, including:

•

Shares of listed REITs are priced by the trading market, which is influenced generally by numerous factors, not all of which are related to the underlying value of the entity’s real estate assets and liabilities. The independently assessed value of our real estate assets and estimated value of our liabilities will be used to determine our NAV, which generally forms the basis for the price per share in this offering, rather than the trading market.

•

An investment in our shares has limited or no liquidity and our share repurchase plan may be modified or suspended. In contrast, an investment in a listed REIT is a liquid investment, as shares can be sold on an exchange at any time at the prevailing trading price.

•

Listed REITs are often self-managed, whereas our investment operations are managed by Nuveen Real Estate Global Cities Advisors, an investment advisory affiliate of Nuveen Real Estate and an indirect, wholly owned subsidiary of Nuveen.

•

Unlike the offering of a listed REIT, this offering has been registered in every state in which we are offering and selling shares. As a result, we include certain limits in our governing documents that are not typically provided for in the charter of a listed REIT. For example, our charter limits the fees we may pay to the Advisor and its affiliates, limits our ability to make certain investments, limits the aggregate amount we may borrow, requires our independent directors to approve certain actions and restricts our ability to indemnify our directors, the Advisor and its affiliates. A listed REIT does not typically provide for these restrictions within its charter. A listed REIT is, however, subject to the governance requirements of the exchange on which its stock is traded, including requirements relating to its board of directors, audit committee, independent director oversight of executive compensation and the director nomination process, code of conduct, shareholder meetings, related party transactions, shareholder approvals, and voting rights. Although we follow many of these same governance guidelines, there is no requirement that we follow all of them.

Listed REITs may be reasonable alternatives to an investment in our common stock, and may feature characteristics like lower cost, less complexity, and lesser or different risks. Investments in listed securities also often involve nominal or zero commissions at the time of initial purchase.

The following replaces the disclosure in response to the question “How do I subscribe for shares?” in the “Prospectus Summary—Key Offering Terms” section of the Prospectus.

A:

If you choose to purchase shares in this offering, in addition to receiving this prospectus, you will need to complete and sign, either manually or by electronic signature (except where the use of such electronic signature has not been approved), a subscription agreement, similar to the one contained in this prospectus as Appendix C, for a specific number of shares and pay for the shares at the time you subscribe.

How to Subscribe

The following replaces the first bullet under the second paragraph on page 209 in the “How to Subscribe” section of the Prospectus.

•	Confirm you have been provided with the opportunity to read this entire prospectus and any appendices and supplements accompanying this prospectus.

Funds from Operations and Adjusted Funds from Operations

The following replaces the first paragraph in Supplement No. 1, dated April 17, 2020, under the heading “Funds from Operations and Adjusted Funds from Operations.”

We believe funds from operations (“FFO”) is a meaningful supplemental non-GAAP operating metric, which should be considered along with, but not as an alternative to, net income (loss) and cash provided by operating activities as a measure of operating performance. Our consolidated financial statements are presented under historical cost accounting which, among other things, requires depreciation of real estate investments to be calculated on a straight line basis. As a result, our operating results imply that the value of our real estate investments will decrease evenly over a set time period. However, we believe that the value of real estate investments will fluctuate over time based on market conditions and as such, depreciation under historical cost accounting may be less informative. FFO is a standard REIT industry metric defined by the National Association of Real Estate Investment Trusts (“NAREIT”).

Status of our Initial Public Offering

As of the date hereof, we had issued and sold 13,562,175 shares of our common stock (consisting of 3,521,402 Class T shares, 3,412,531 Class S shares, 1,545,533 Class D shares and 5,082,709 Class I shares) in our offering, resulting in gross offering proceeds of $144,598,378. We intend to continue selling shares in the offering on a monthly basis.

Experts

The following disclosure is added to the “Experts” section of our prospectus.

The amount of the estimated market values of our real properties as of January 31, 2021 presented on page 2 of this Supplement under the section “January 31, 2021 NAV Per Share” has been reviewed by RERC, LLC, an independent valuation firm, and is included in this Supplement given the authority of such firm as experts in property valuations and appraisals. RERC, LLC will not calculate or be responsible for our NAV per share for any class of our shares.